Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

September 7, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 10 to Registration Statement on Form F-1

Filed September 6, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of September 7, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 10 to the registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 11 to Form F-1 (“Amendment No. 11”).

Page references in our responses are to Amendment No. 11.

Amendment No. 10 to Registration Statement on Form F-1 filed September 6, 2022

Cover Page

1.	Revise the cover page to restore disclosure of the Reset Price applicable to the warrants that was removed in your amendment to be consistent with your disclosures elsewhere or advise.

Response: We have revised the cover page to restore the disclosure of the Rest Price applicable to the warrants in response to the Staff’s comment.

Alpha and other investors in April 2021 financing are entitled to additional Ordinary Shares and warrants or additional shares … page 25

2.	Clarify whether “Dilutive Issuance” as used in this risk factor and elsewhere has a meaning separate from that attributed to “Dilutive Issuance” as used on page 90 and as defined in Exhibit 10.3.

Response: We have revised the definition of “Dilutive Issuance” on page 90 to clarify that the term has the same meaning as in Exhibit 10.3, and has a meaning separate from that attributed to “Dilutive Issuance” as used in the risk factor on page 25 and elsewhere.

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

September 7, 2022

Description of the Securities We are Offering, page 95

3.	Update the disclosure about the number of warrants included in each Unit to be consistent with your other disclosures (i.e., that you are offering Units consisting of one ordinary share and two warrants to purchase one ordinary share each) or advise.

Response: We have updated the disclosure on page 95 to clarify that each unit consists of one ordinary share and two warrants to purchase one ordinary share each, in response to the Staff’s comment.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer